EXHIBIT 83

                            OLIMPIA SPA PRESS RELEASE
                            -------------------------

                    OLIMPIA: NEW BOARD OF DIRECTORS APPOINTED

  MARCO TRONCHETTI PROVERA AND GILBERTO BENETTON CONFIRMED AS CHAIRMAN AND VICE
           CHAIRMAN. NUMBER OF BOARD MEMBERS REDUCED FROM TEN TO SIX.


Milan, 19 December 2006 - The Shareholders' meeting of Olimpia SpA, which met today, approved the following changes to the by-laws, already announced to the market, as proposed by the Board of Directors on 6 November 2006:

      o reduction of the number of members of the Board of Directors from ten to six and introduction of a clause that limits the maximum number of members of the Board that may be drawn from a single list to half of the total number of directors (three);

      o reduction of the quorum required for constitution of an extraordinary Shareholders' meeting, and for all relating resolutions, to 81%.

The Shareholders' meeting also established that the Board of Directors would remain in office for three years (and thus until approval of the 31 December 2008 balance sheet) and appointed as directors Marco Tronchetti Provera, Carlo
A. Puri Negri and Luciano Gobbi (drawn from the list presented by Pirelli & C.
SpA), Gilberto Benetton, Gianni Mion and Giancarlo Olgiati (drawn from the list presented jointly by Edizione Finance International SA and Edizione Holding
SpA).

The Board of Directors, which met following the Shareholders' meeting, confirmed Marco Tronchetti Provera and Gilberto Benetton in the roles, respectively, of Chairman and Vice Chairman of the Company.